Alexco Resource Corp.
Management’s Discussion and Analysis
For the three month and nine month periods ended March 31, 2008

General

This Management’s Discussion and Analysis (“MD&A”) of Alexco Resource Corp. (“Alexco” or the “Corporation”) is dated May 9, 2008 and provides an analysis of Alexco’s unaudited interim consolidated financial results for the three month and nine month periods ended March 31, 2008 compared to the same periods in the previous year.

The following information should be read in conjunction with the Corporation’s March 31, 2008 unaudited interim consolidated financial statements with accompanying notes (“F2008-Q3 Interim F/S”) and with the Corporation’s audited consolidated financial statements with accompanying notes and related MD&A for the year ended June 30, 2007, which were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). All dollar figures are expressed in Canadian dollars unless otherwise stated. The accounting policies have been consistently followed in preparation of these consolidated financial statements as outlined in the Corporation’s June 30, 2007 audited consolidated financial statements, subject to the adoption of new accounting policies as outlined in the F2008-Q3 Interim F/S. These documents and additional information on the Corporation are available on the Corporation’s website at www.alexcoresource.com or on SEDAR at www.sedar.com.

Overall Performance and Results of Operations

Alexco was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). The Corporation conducts mineral exploration in Canada, primarily in Yukon Territory. Alexco also provides consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation, both in Canada and the United States.

The Corporation’s primary mineral property interests are in the Keno Hill district, the adjacent McQuesten property and the Brewery Creek property, in Yukon Territory. Other property interests include the Sprogge, Harlan and Klondike properties located in Yukon Territory and the Telegraph Creek, Iskut River, Kiniskan Lake and Manson Creek properties located in British Columbia. Approximately 18% of the Corporation’s common shares are owned by NovaGold Resources Inc. (“NovaGold”), and the Corporation and NovaGold have certain directors in common.

Keno Hill Silver District

Substantially all of the Corporation’s exploration activities during the three month and nine month periods ended March 31, 2008 were conducted on its Keno Hill district properties. The Keno Hill mining district is located in Yukon Territory approximately 330 kilometers north of Whitehorse in the vicinity of the villages of Mayo and Keno City and lies within the traditional territory of the First Nation of Na-Cho Nyak Dun (“FNNND”). The district consists of approximately 23,350 hectares of mining leases, quartz claims and crown grants. The district has numerous occurrences of mineral deposits and prospects, including 35 mines with a history of production. The Yukon Government's published Minfile database states that between 1941 and 1989, the Keno Hill district produced more than 217 million ounces of silver (5.37 million tons) with average grades of 40.52 ounces per ton (“opt”) silver, 5.62% lead and 3.14%

zinc. Mine operations closed down in 1989 when United Keno Hill Mines Limited put the district on care and maintenance in the face of rising costs and environmental regulatory pressures.

In June 2005, the Corporation was selected as the preferred purchaser of the assets of United Keno Hill Mines Limited and UKH Minerals Limited ("UKHM") by a court appointed interim receiver and receiver-manager of UKHM. In February 2006, following negotiation of a Subsidiary Agreement between the Government of Canada, the Government of Yukon and the Corporation, the Supreme Court of Yukon approved the purchase of the assets of UKHM by Alexco through its wholly owned subsidiary, Elsa Reclamation & Development Company Ltd. “Final Closing” of this acquisition was conditional upon issuance of a water license to the Corporation by the Yukon Water Board to enable care and maintenance activities to be carried out at Keno Hill. This water license was issued in November 2007 and Final Close was effected in December 2007, resulting in the transfer to the Corporation of ownership and title to the Keno Hill mining claims and the other UKHM assets. In addition, under the terms of the Subsidiary Agreement, the Corporation is indemnified by the Government of Canada for all liabilities, including environmental liabilities, arising directly or indirectly as a result of the pre-existing condition of the Keno Hill mining claims and other assets acquired from UKHM.

Beginning in March 2007, an expanded drilling campaign was initiated with two distinct objectives. First, to define and upgrade historic resources at the Bellekeno mine; and second, to continue exploration in promising sites throughout the district. This diamond drilling program totaling approximately 22,000 meters was completed at the end of October 2007. An initial National Instrument 43-101 (“NI 43-101”) compliant inferred resource estimate in respect of the Bellekeno property was released in November 2007 incorporating such analysis of the drill program as had been completed at the time, supported by an independently-prepared technical report filed on SEDAR dated November 10, 2007 and entitled “Mineral Resource Estimation Bellekeno Project, Yukon Territory, Canada”. An independently-prepared updated NI 43-101 compliant inferred resource estimate was released January 30, 2008 by way of press release entitled “Alexco Outlines New Zinc-Silver Zone at Bellekeno and Updates Resource Estimate”, incorporating the remainder of the analysis of the 2007 drill program.

The updated estimate reported therein, based on a 1,000 grams per tonne silver equivalent** cutoff for the Southwest and East zones and a 15 ounces per ton silver cutoff for the historic resource for the 99 zone, resulted in a total inferred resource of 537,400 tonnes grading 1,016 grams per tonne silver, 13.5% lead, 10.7% zinc and 0.4 grams per tonne gold, and an aggregate silver equivalent grade** of 2,216 grams per tonne, summarized as follows:

Category	Zone	Tonnage	Ag	Pb	Zn	Au	AgEq
		[Tonnes]	[gpt]	[%]	[%]	[gpt]	[gpt]
Inferred	99†**	55,700	1,593	11.1	5.5	0.0	2,375
	Southwest‡**	302,100	1,357	20.4	5.5	0.4	2,494
Sub-Total Inferred	99+Southwest	357,800	1,394	19.0	5.5	0.4	2,476
	East‡**	179,600	263	2.0	21.3	0.6	1,698
Total Inferred		537,400	1,016	13.5	10.7	0.4	2,216
* Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates.
† Reported at a cut-off of 15 troy ounces per ton silver. Silver grades capped at 100 troy ounces per ton.
‡ Reported at a cut-off of 1,000 grams per tonne silver equivalent. Grades not capped.
**Metal price and recovery factor assumptions for silver equivalent calculations: US$8.00 Silver troy ounce, US$0.45 per pound Lead, US$0.75 per pound Zinc, recovery assumed 100%. Gold not used in silver equivalent calculation.

This updated resource estimate is supported by an independently-prepared technical report filed on SEDAR dated January 28, 2008 and entitled “Mineral Resource Estimation Bellekeno Project, Yukon Territory, Canada”.

In March 2007, the Corporation entered into a Memorandum of Understanding with FNNND that provided FNNND with opportunities in terms of employment, preferential contract positioning, training and other benefits, while FNNND provided support for the Corporation’s ongoing activities at Keno Hill.

In September 2007, the Corporation and FNNND entered into a negotiation agreement relating to the Corporation’s current and future activities on and around the former UKHM property. The negotiation agreement provides for the negotiation and settlement of two further agreements between the Corporation and FNNND. The first of these is an agreement specifically concerning the care and maintenance and long-term remediation and closure of the district, as well as exploration activities currently undertaken by the Corporation. The second proposed agreement would be a mining impact benefit agreement to be concluded if the Corporation determines, as a result of its exploration activities, that any portion of the large Keno Hill property should be developed into a mine operation. Under the initial negotiation agreement, the Corporation is providing, and will continue to provide, funding to FNNND for their negotiation expenses and will also assist in retaining and building capacity to ensure that FNNND has the tools to properly evaluate environmental and reclamation issues pertaining to Keno Hill. Negotiations with respect to the first proposed agreement are nearing completion, and the Corporation anticipates signing that first agreement before the end of the second quarter of the 2008 calendar year.

Brewery Creek Gold Property

The Brewery Creek property is located in Yukon Territory, near Dawson City. The Brewery Creek Mine produced gold from its heap leach operation from 1996 to 2002. Mined out oxide reserves totaled 9.7 million tonnes grading 1.44 g/t Au and were distributed in seven near-surface deposits along the 12-kilometer "Reserve Trend". The majority of oxide reserves were depleted in the late 1990's and the mine was subsequently closed and reclaimed during the downturn in metal prices. The property, which was almost exclusively explored in the past for low grade oxide mineralization, is currently being re-evaluated for both higher grade epithermal sulphide mineralization and lower grade intrusive-related gold mineralization.

In January 2008, the Corporation provided NovaGold with a report on the results of its exploration expenditures in respect of the Brewery Creek property, thereby triggering NovaGold’s 60 day back-in right to acquire an interest in the property by paying $500,000 to the Corporation over a four year period and incurring $1,750,000 in respect of the property over a five year period. The 60 day back-in right expired with NovaGold not electing to exercise.

McQuesten Property

In September 2007, the Corporation entered into an option agreement to acquire from a third party the remaining 30% interest in the Corporation’s 70% owned McQuesten property. To exercise the option, the Corporation must issue 210,000 common shares of the Corporation plus grant a net smelter royalty to the optionor ranging from 0.5% to 2.0%, varying amongst the claims comprising the property, and the option is exercisable at any time until September 20, 2008. The Corporation issued 140,000 common shares in consideration for the granting of the option, valued at $651,000.

Consulting Services

The Corporation operates an environmental consulting business providing a range of services to the mining industry and other clients. Through its wholly owned subsidiaries, Access Mining Consultants Ltd. (“Access”) and Alexco Resource U.S. Corp., the Corporation provides management of the regulatory and environmental permitting process, environmental assessments and reclamation and closure planning. The Corporation also owns certain patent rights allowed and pending related to mine reclamation and closure processes including the in situ immobilization of metals in groundwater, soils, waste stacks and pit lakes.

Results of Operations

The Corporation had net losses of $1,401,000 (or $0.04 per share) and $2,487,000 (or $0.07 per share) for the three month and nine month periods ended March 31, 2008 respectively, compared with net losses of $1,311,000 (or $0.04 per share) and $1,879,000 (or $0.06 per share) for the same periods respectively ending March 31, 2007. The loss before taxes was $1,867,000 for the current quarter and $3,539,000 fiscal-year-to-date, versus $2,871,000 and $3,358,000 respectively in the comparative periods. The Corporation has recognized net tax recoveries of $466,000 and $1,052,000 in the three month and nine month periods ended March 31, 2008 respectively, compared to net recoveries of $1,560,000 and $1,479,000 in the comparative periods. Approximately $290,000 of the recovery recorded in the second quarter of fiscal 2008 is attributed to the effect of a reduction in the enacted tax rates applicable to the Corporation, and the recovery of $1,560,000 recorded in the third quarter of fiscal 2007 resulted from the combined impact of the recognition of a future income tax benefit related to renunciation of flow-through expenditures in the quarter and the reversal of a future income tax asset valuation allowance. The balance of all other recorded net tax recoveries pertains primarily to the tax effect of the loss for each respective period.

The Corporation had consulting revenues of $1,296,000 and $4,403,000 for the three month and nine month periods ended March 31, 2008 respectively, compared with $766,000 and $2,951,000 for the same periods respectively ending March 31, 2007. The Corporation is continuing as a contractor for the Yukon Government to provide environmental care and maintenance for the Keno Hill property, as well as performing a number of additional special care and maintenance and closure planning projects. Separately, Alexco’s environmental consulting group provides consulting and project management services to government and industry clients in Canada, particularly Yukon Territory and the Northwest Territories, and now in the United States through Alexco Resource U.S. Approximately 46% of the Corporation’s revenues in the first nine months of the current fiscal year were generated from services provided to the Yukon Government in the Keno Hill district.

Gross profit margins were $121,000 (9.3%) for the three months ended March 31, 2008 versus $98,000 (12.8%) in the comparative period, and $834,000 (18.9%) for the nine months ended March 31, 2008 versus $753,000 (25.5%) in the comparative period. Gross profit in dollar terms in the current fiscal year has increased from 2007, reflecting growth in the Corporation’s revenue base. Gross margins in the third quarter of fiscal 2008 were lower compared to 2007 due to certain unrecoverable non-recurring cost overruns incurred on the Keno Hill care and maintenance project, partially offset by higher-than-average margins realized on other projects during the quarter. Gross margins for the first nine months of fiscal 2008 combined are lower compared to 2007, partially due to the third quarter margins but primarily due to higher-than-average margins realized on other projects during the first half of fiscal 2007.

General and administrative expenses were $2,163,000 and $5,112,000 for the three month and nine month periods ended March 31, 2008 respectively, compared to $3,395,000 and $5,002,000 in the comparative periods. Expenses for salaries and contractors and stock-based compensation during the third quarter of each of the 2008 and 2007 fiscal years include costs associated with the Corporation’s annual awards of cash bonuses and incentive stock option grantings to its employees. The balance of the increase in general and administrative expenses, including salaries and office related costs, from the previous year is due mainly to the significant expansion of exploration, consulting services and corporate activities, as well as the increased corporate personnel, office space, regulatory and professional costs associated with listing the Corporation on the American Stock Exchange in September 2007.

Interest income was $175,000 and $799,000 for the three month and nine month periods ended March 31, 2008 respectively, compared to $426,000 and $891,000 in the comparative periods. Interest income varies by period depending on the Corporation’s average balances of cash, cash equivalents and deposits on hand through the period and on prevailing market yields on the bankers’ acceptances and term deposits in which the Corporation’s funds are generally invested.

Outlook

The Corporation completed the 2007 exploration program at Keno Hill at the end of October, which included HQ diamond drilling, regional geological mapping and compilation work, and geophysical and geochemical programs. The drill program, using four drill rigs on site, concentrated on continued district wide exploration as well as resource definition at the Bellekeno, Onek, Silver King and Husky Southwest historical mine areas using surface diamond drilling. The Corporation engaged SRK Consulting to prepare a National Instrument 43-101 compliant resource report on the Bellekeno mine from the results of this drilling, and an initial resource estimate was released in November 2007 followed by an updated estimate in January 2008 as noted above.

In March 2008, Alexco initiated a planned 10,000 – 13,000 meter surface drill program for 2008 to be focused at the Onek, Lucky Queen, Keno 700, Hector Calumet and Silver King – Husky SW historic mine areas. Preliminary mine planning and engineering studies and requisite permit applications are also being completed by Alexco in preparation for driving a new underground decline and rehabilitating and extending the historic underground workings at Bellekeno, to allow for further underground exploration and definition drilling of the Bellekeno resource which remains open at depth. Alexco has engaged a mining contractor for this purpose and has initiated geotechnical cover hole drilling, and intends to commence the rehabilitation program during the second quarter of the 2008 calendar year. Alexco is currently working on a scoping study in respect of the Bellekeno property, which it anticipates completing prior to the end of the second quarter of the 2008 calendar year and which will be supported by an independent NI 43-101 compliant technical report.

Following completion of the negotiation agreement with FNNND in September 2007, efforts are now focused on finalizing an impact benefit agreement regarding the care and maintenance, long term environmental reclamation and remediation and general exploration activities the Corporation is intending to undertake at Keno Hill.

As the Keno Hill property is currently the Corporation’s main exploration focus, the Corporation does not plan significant expenditures at its other exploration projects in the near term.

The Corporation is engaged in an on-going environmental care and maintenance program and expanded reclamation projects at Keno Hill under contract with the Yukon Government. These reclamation projects include capital improvement projects related to water treatment facilities, physical hazards reduction, wire cleanup and closure planning studies. Similarly, the Corporation intends to continue expanding its environmental services activities over the 2008 calendar year, not only in the Yukon and Northwest Territories as it leverages recent increases in staff with environmental, permitting and management expertise, but also in the United States as it realizes the benefits of business development efforts undertaken over the past year through its Alexco Resource U.S. subsidiary.

Summary of Quarterly Results

Key financial information for the first three quarters of the 2008 fiscal year as well as the quarters spanning the two most recent fiscal years is summarized as follows, reported in thousands of dollars except for per share amounts:

					Expenditures on
(unaudited)					Mineral
				Loss per Share	Properties and
				(Basic and Fully	Deferred
Period	Revenue	Gross Profit	Net Loss	Diluted	Exploration

F2006-Q1	49	21	(303)	($0.02)	69
F2006-Q2	103	54	(661)	($0.05)	16
F2006-Q3	138	79	(3)	($0.00)	216
F2006-Q4	247	52	(1,719)	($0.08)	12,490
F2006 Total	537	206	(2,686)	($0.15)	12,791
F2007-Q1	1,331	401	(56)	($0.00)	3,207
F2007-Q2	854	253	(512)	($0.02)	2,514
F2007-Q3	766	98	(1,311)	($0.04)	2,355
F2007-Q4	1,102	378	(609)	($0.02)	4,039
F2007 Total	4,053	1,130	(2,488)	($0.08)	12,115
F2008-Q1	1,388	449	(481)	($0.01)	3,788
F2008-Q2	1,719	264	(605)	($0.02)	3,029
F2008-Q3	1,296	121	(1,401)	($0.04)	2,373
F2008 YTD	4,403	834	(2,487)	($0.07)	9,190

The general increase in revenues and gross profit over the presented quarters reflects the start-up of the consulting services business, including reflection of the results of Access from the beginning of F2007-Q1. The loss in F2006-Q3 is net of unusual gains totaling $448,000 from settlement of reclamation liability, disposition of certain buildings and equipment and other miscellaneous income, while the net losses in F2006-Q2, F2006-Q4, F2007-Q3, F2007Q4 and F2008-Q3 are each significantly affected by stock-based compensation expense recognitions of $218,000, $1,349,000, $2,076,000, $137,000 and $520,000 respectively. The net losses of each of F2007-Q3 and F2008-Q3 reflect costs associated with the Corporation’s annual awards of cash bonuses and incentive stock option grantings to its employees. The net loss for F2007-Q3 also reflects a net income tax recovery of $1,560,000 resulting from the combined impact of the recognition of a future income tax benefit related to the renunciation of flow-through expenditures in the quarter and the reversal of a future income tax asset valuation allowance. Exploration expenditures in F2006-Q4 include the cost of acquisition of the Keno Hill properties and assets.

Liquidity and Capital Resources

At March 31, 2008, the Corporation had cash and cash equivalents of $17.6 million plus additional restricted cash of $2.8 million. The Corporation’s net working capital balance was $18.5 million compared to $21.1 million at June 30, 2007.

Cash used in operating activities was $1,116,000 and $3,089,000 over the three month and nine month periods ended March 31, 2008 respectively, versus $1,237,000 and $2,113,000 over the comparative periods. Cash used in investing activities was $2,816,000 and $9,669,000 over the three month and nine month periods ended March 31, 2008 respectively versus $2,945,000 and $8,053,000 over the comparative periods, primarily in respect of expenditures on mineral properties and deferred exploration and at Keno Hill in particular.

In December 2007, Final Close of the Keno Hill transaction was completed and title to the amount of $10,000,000 previously recorded by the Corporation under restricted cash and deposits was transferred to the federal government in full settlement of the balance recorded under other reclamation liability. These funds had been deposited by the Corporation into trust in 2006 to be used subsequent to Final Close exclusively for contribution towards the reclamation of the pre-existing environmental liabilities of the Keno Hill district. The excess accumulated interest on the deposited funds was released to the Corporation.

Cash inflows from financing activities totaled $40,000 and $8,761,000 over the three month and nine month periods ended March 31, 2008 respectively versus $610,000 and $24,632,000 over the comparative periods, primarily arising from issuances of capital stock. Effective December 11, 2007, the Corporation issued by way of private placement 1,430,000 flow-through shares on a brokered basis and 70,000 flow-through shares on a non-brokered basis at $6.05 per share, for aggregate gross proceeds of $9,075,000. The shares issued on a non-brokered basis were subscribed for by directors and senior management of Alexco and NovaGold. The agent to the private placement was paid a commission of 6% of the gross proceeds from the brokered offering and received broker’s warrants to acquire 85,800 non-flow-through shares at any time until December 11, 2008 at a price of $5.35 per share. Net proceeds from the issuance were $8,588,970 after issuance costs, and are intended to be used by the Corporation primarily to finance its exploration and development programs in respect of its Keno Hill district properties and Bellekeno in particular.

As of March 31, 2008, the Corporation’s contractual commitments in respect of capital asset expenditures, primarily in respect of deferred exploration costs, totaled approximately $1,744,000. Also, as a consequence of its renunciation during F2008-Q3 of deductible exploration expenditures to the purchasers of the flow-through shares issued in December 2007, the Corporation is required to incur renounceable exploration expenditures totaling $9,075,000 by December 31, 2008. The Corporation currently has all its restricted and excess cash invested in term deposits and bankers’ acceptances. The Corporation has no investments in asset backed commercial paper and faces no liquidity issues in any of its investments. The Corporation holds no derivative instruments, and has not employed any hedging activities.

The Corporation currently has sufficient working capital to complete the exploration activities planned for the remainder of its 2008 fiscal year and expand its environmental reclamation and remediation business. However, to continue the long-term exploration and development of its mineral properties and bring any of them into commercial production, including execution of the exploration and development activities currently planned through the end of the 2008 calendar year, the Corporation will require additional capital. The Corporation has historically obtained its main source of funding from equity issuances. There can be no assurance of continued access to capital, including equity funding, in the future.

Share Data

As at May 9, 2008, the Corporation has 35,826,614 common shares issued and outstanding. In addition, there are outstanding stock options and warrants for a further 3,597,500 and 2,192,339 common shares respectively. As well, a further 64,412 common shares are potentially issuable over the next four years under a bonus share incentive plan based on achievement of certain business unit earnings targets.

Use of Financial Instruments

The substantial majority of the Corporation’s cash and cash equivalents at March 31, 2008 were held in the form of bankers’ acceptances, with the balance held primarily in the form of demand deposits. The Corporation’s restricted cash and deposits were held in the form of term deposits. The Corporation’s only other financial instruments were its trade and other accounts receivable and its accounts payable and accrued liabilities.

All bankers’ acceptances held at March 31, 2008 carried initial maturity periods of three months or less. They are included in cash and cash equivalents and classified as held for trading, and their fair values have been estimated by the Corporation using the effective interest method and through reference to published yields for such instruments. All term deposits held at March 31, 2008 carried initial maturity periods of one year or less. They have been classified as investments held to maturity and accordingly are carried at amortized cost using the effective interest method. Given their short term nature and low investment risk, the Corporation estimates that the carrying amounts of the term deposits approximate their fair values.

Substantially all of the Corporation’s cash and cash equivalents and term deposits are held with major financial institutions in Canada such that the exposure to credit risk is considered insignificant. Those financial assets that potentially subject the Corporation to credit risk are primarily receivables, and the Corporation’s maximum credit risk exposure in respect of its receivables is represented by their carrying amount. The Corporation considers the risk of loss to be significantly mitigated due to the financial strength of the Corporation’s major customers, which include government organizations as well as substantial corporate entities.

The Corporation currently has only limited exposure to fluctuations in exchange rates between the Canadian and US dollar as significantly all of its property, plant and equipment and mineral properties are located, and significantly all of its revenue is earned, in Canada. Should the Corporation be successful in its efforts to increase the consulting services provided in the US market, its exposure to exchange rate risk would accordingly be increased.

The Corporation currently does not engage in any hedging activities.

Off-Balance Sheet Arrangements

The Corporation has no off-balance sheet arrangements.

Related Party Transactions

During the three month and nine month periods ended March 31, 2008, the Corporation incurred technical service fees with NovaGold totalling $161,000 and $608,000 respectively (2007 - $238,000 and $680,000 respectively), which have been capitalized to mineral property and deferred exploration costs. At March 31, 2008, accounts payable and accrued liabilities include $26,000 (June 30, 2007 - $91,000) due to NovaGold. The Corporation also incurred $28,000 and $75,000 during these periods respectively for rent of office space (2007 - $nil and $nil respectively) under an agreement with Access Field Services, a company owned by certain officers of the Corporation’s subsidiary Access. At both March 31, 2008 and June 30, 2007, accounts payable and accrued liabilities include $nil due to Access Field Services.

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties. The resulting accounts payable and accrued liabilities are payable currently under normal third-party trade payable terms and conditions.

In addition, an aggregate 70,000 of the common shares issued under the December 2007 private placement were subscribed for by directors and senior management of Alexco and NovaGold.

Critical Accounting Estimates

The critical accounting estimates used in preparing the Corporation’s financial statements are listed below.

Mineral Properties and Related Deferred Costs

The Corporation records its interests in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, or abandoned.

Management of the Corporation reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value.

Management’s estimates of mineral prices, mineral resources, and operating, capital and reclamation costs are subject to significant risks and uncertainties that may affect the determination of the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management’s estimate of the net cash flows to be generated from its properties.

Asset Retirement Obligations

The Corporation’s asset retirement obligations (“ARO”) relate to expected reclamation and closure activities at its mineral properties. The ARO is accreted to full value over time through periodic accretion charges. Evaluations of the ARO at each mineral property are based on formal reviews which are conducted annually at a minimum and otherwise upon the occurrence of significant new events or changes in circumstances. The Corporation prepares estimates of the timing and amount of expected cash flows associated with its ARO, retaining independent advisors where considered appropriate. The carrying amount of its ARO is measured by discounting the expected cash flows using an appropriate interest rate.

At March 31, 2008, the Corporation’s only material ARO relates to reclamation and closure activities at the Brewery Creek property. These activities include site reclamation and facilities removal, and post-closure monitoring. Approximately two thirds of the Brewery Creek ARO costs pertain to post-closure monitoring expected to span roughly the next ten years, with the balance pertaining to site reclamation and facilities removal expected to be completed within the next two years. The Corporation has determined the Brewery Creek ARO based on an evaluation report prepared by independent advisors. That report included identification of additional contingent mitigation measures that might potentially be required, assessing the likelihood of such measures being required as “possible”, “unlikely” or “very unlikely”. The ARO recorded in respect of Brewery Creek at March 31, 2008 of $849,000 sufficiently provides for all planned activities plus all contingent mitigation measures with an assessed likelihood of “possible”. If all identified contingent mitigation measures with an assessed likelihood of “possible” or “unlikely” should be required, this Brewery Creek ARO would need to be increased to approximately $970,000. In the highly unlikely event that all identified contingent mitigation measures should be required, including those with an assessed likelihood of “very unlikely”, this Brewery Creek ARO would need to be increased to approximately $2.6 million.

Management’s determination of the Corporation’s ARO is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. The making of such evaluations and estimates is subject to significant inherent uncertainty. The future cash flows required to settle the Corporation’s ARO may therefore vary materially from those anticipated by the ARO currently recognized in its balance sheet, and periodic re-evaluations of that ARO may result in material changes to its balance.

During its 2006 and 2007 fiscal years, the Corporation recorded gains from the re-evaluation of the Brewery Creek ARO of $182,000 and $88,000 respectively. These gains arose partially from changes in the estimated future cash flows required to settle the ARO, and partially from realization of efficiencies from conducting reclamation activities using internal resources when under Canadian GAAP the ARO must be estimated based on third party contractor costs. The Corporation has not recorded any reevaluation gains or losses in respect of its ARO during the nine months ended March 31, 2008.

Intangible Assets

Intangible assets are recorded at cost less accumulated amortization. Amortization for patents is calculated on a straight-line basis over their estimated useful lives. The Corporation assesses the recoverability of definite life intangible assets if there are indications of impairment. In performing this analysis, management considers such factors as current results, trends and future prospects, in addition to other economic and regulatory factors. When the carrying value of an intangible asset is greater than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset, is below the asset’s carrying value. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered.

Goodwill

Goodwill, which arose on the acquisition of Access in 2006, represents a combination of the assembled workforce and the potential benefits of management expertise and experience related to the Keno Hill project. Goodwill is not amortized. The Corporation evaluates impairment, on at least an annual basis, by comparing the estimated fair value of the reporting units to which goodwill was allocated to their carrying amounts.

Stock Options and Warrants

The Corporation accounts for stock options at fair value. Compensation expense for options granted is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective options and is capitalized to mineral properties and deferred exploration costs for grants to individuals working directly on mineral projects. Warrants granted are recorded at estimated fair values using the Black-Scholes option pricing model.

Future Income Taxes

The Corporation uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is estimated and recorded.

Changes In and Initial Adoption of Accounting Policies

Under Canadian GAAP, the Corporation has been required to adopt certain new and revised accounting standards for interim and annual financial statements relating to its 2008 fiscal year commencing July 1, 2007, pertaining to accounting changes and to financial instruments. The nature and effect of the adoption of these new and revised accounting standards are disclosed in note 3 to the F2008-Q3 Interim F/S.

The Corporation has not adopted any accounting policies during this 2008 fiscal year where the adoption was voluntary or did not result from new or revised accounting standards.

In addition, under Canadian GAAP the Corporation will be required to adopt for its 2009 and 2010 fiscal years certain additional new and revised accounting standards pertaining to capital disclosures, the presentation and disclosure of financial instruments, and the accounting treatment for inventories and goodwill and intangible assets. Furthermore, under a pronouncement issued by the Canadian Accounting Standards Board in February 2008, effective for its 2012 fiscal year the Corporation will be required to adopt International Financial Reporting Standards in replacement of Canadian GAAP, including restatement of amounts reported for comparative purposes. The nature and effect of the adoption of these new and revised accounting standards are disclosed in note 4 to the F2008-Q3 Interim F/S.

Internal Controls over Financial Reporting

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the accounting principles under which the Corporation’s financial statements are prepared. As required under Multilateral Instrument 52-109, management advises that there have been no changes in the Corporation’s internal control over financial reporting that occurred during the most recent interim period, being the three months ended March 31, 2008, that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

Risk Factors

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. With respect to the Corporation’s properties,

should any ore reserves exist, substantial expenditures will be required to confirm ore reserves which are sufficient to commercially mine its current properties, and to obtain the required environmental approvals and permitting required to commence commercial operations. Should any mineral resource be defined on such properties there can be no assurance that the mineral resource on such properties can be commercially mined or that the metallurgical processing will produce economically viable and saleable products. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (1) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) market prices for the minerals to be produced; (5) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (6) political climate and/or governmental regulation and control.

The ability of the Corporation to sell, and profit from the sale of any eventual production from any of the Corporation’s properties will be subject to the prevailing conditions in the marketplace at the time of sale. Many of these factors are beyond the control of the Corporation and therefore represent a market risk which could impact the long term viability of the Corporation and its operations.

Mine Reclamation and Remediation

A material decline in the level of activity or reduction in industry willingness to spend capital on mine reclamation or remediation services could adversely affect demand for the Corporation's services. Likewise, a material change in mining product commodity prices, the ability of mining companies to raise capital or changes in domestic or international political, regulatory and economic conditions could adversely affect demand for the Corporation's services.

The patents to which the Corporation has access or other proprietary technology may not prevent the Corporation's competitors from developing substantially similar technology, which may reduce the Corporation's competitive advantage. Similarly, the loss of access of any such patents or other proprietary technology or claims from third parties that such patents or other proprietary technology infringe upon proprietary rights which they may claim or hold would be detrimental to the Corporation's reclamation and remediation business.

The Corporation may not be able to keep pace with continual and rapid technological developments that characterize the market for the Corporation's mine reclamation and remediation services and the Corporation's failure to do so may result in a loss of its market share. Similarly, changes in existing regulations relating to mine reclamation and remediation activities could require the Corporation to change the way it conducts its business.

Keno Hill District

While the Corporation has conducted exploration activities in the Keno Hill district, further review of historical records and additional exploration and geological testing will be required to determine whether any of the mineral deposits it contains are economically recoverable. There is no assurance that such exploration and testing will result in favourable results. The history of the UKHM property has been one of fluctuating fortunes, with new technologies and concepts reviving the district numerous times from probable closure until 1989, when it did ultimately close down for a variety of economic and technical reasons. Many or all of these economic and technical issues will need to be addressed prior to the commencement of any future production on the Keno Hill properties.

Title to Mineral Properties

The acquisition of title to mineral properties is a complicated and uncertain process. The Corporation has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Corporation has made efforts to ensure that legal title to its properties is properly recorded in the name of the Corporation, there can be no assurance that such title will ultimately be secured.

First Nation Rights and Title

First Nation land claims in Yukon Territory remain the subject of active debate and litigation. The Keno Hill project lies within the traditional territory of the FNNND. There can be no guarantee that the nature of land claims in Yukon Territory will not create delays in project approval, unexpected interruptions in project progress or result in additional costs to advance the project.

Cautionary Statement on Forward-Looking Statements

This MD&A contains "forward-looking statements", made as of the date of this MD&A.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other commodities; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development activities.